Mail Stop 3561

November 16, 2006

Mr. Craig Owens
Chief Financial Officer
Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels, Belgium

     RE: Etablissements Delhaize Freres et Cie "Le Lion" (Groupe Delhaize)
             Form 20-F for Fiscal Year Ended December 31, 2005
             Filed June 30, 2006
             File No. 1-15180

Dear Mr. Owens:

     We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                    Sincerely,

                    William Thompson
                    Branch Chief